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                              April 16, 2021

       James C. Hunt
       Chief Executive Office
       Hunt Companies Acquisition Corp. I
       4401 North Mesa Street
       El Paso, TX 79902

                                                        Re: Hunt Companies
Acquisition Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed March 22,
2021
                                                            File No. 333-254542

       Dear Mr. Hunt:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 22, 2021

       Summary
       Our Acquisition Process, page 8

   1. Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your
officers and directors could potentially make a substantial profit even if you select an
acquisition target that subsequently declines in value and is unprofitable for public
investors. As a separate matter add a risk factor addressing this risk.
       Initial Business Combination, page 10

   2. While we note your risk factor disclosure on page 59 regarding the possibility of engaging in a business
combination with an affiliated entity, please clarify in this section and
 James C. Hunt
Hunt Companies Acquisition Corp. I
April 16, 2021
Page 2
         elsewhere where appropriate what your obligations are to obtain an opinion from an independent investment banking firm when dealing with an affiliated entity.
The Offering
Conflicts of Interest, page 31

3. Here and in the Risk Factors and main section on page 117, expand the description of the potential conflicts of interest that may arise in determining whether to pursue a business combination transaction to disclose that founder shares and warrants will be worthless if the SPAC does not complete a business combination transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Eric Envall at (202) 551-3234 with any other questions.



FirstName LastNameJames C. Hunt                              Sincerely,
Comapany NameHunt Companies Acquisition Corp. I
                                                             Division of
Corporation Finance
April 16, 2021 Page 2                                        Office of Finance
FirstName LastName